UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Lions Gate Entertainment Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Voting Common Shares, no par value per share

Class B Non-Voting Common Shares, no par value per share

(Title of Class of Securities)

535919401

535919500

(CUSIP Number of Class of Securities)

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

________________________________________

Transaction Valuation*	Amount of Filing Fee
$1,832,125	$238

*  Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase, or share appreciation rights (“SARs”) with respect to, Class A Voting Common Shares or Class B Non-Voting Common Shares of Lions Gate Entertainment Corp. that are eligible for exchange in the offer will be tendered for new awards of options or SARs, as applicable, and cancelled pursuant to the offer. These options and SARs cover an aggregate of 1,179,921 Class A Voting Common Shares and 5,107,626 Class B Non-Voting Common Shares of Lions Gate Entertainment Corp. and have an aggregate value of $1,832,125 as of April 7, 2020 as determined using the Black-Scholes pricing model.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $238	Filing party: Lions Gate Entertainment Corp.
Form or Registration No.: Schedule TO	Date filed: April 9, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Lions Gate Entertainment Corp., a company organized under the laws of the Province of British Columbia (the “Company”), with the Securities and Exchange Commission (the “Commission”) on April 9, 2020, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by the Company with the Commission on April 17, 2020, relating to the Company’s offer to exchange certain stock options and awards of share appreciation rights (“SARs”) with respect to the Company’s Class A Voting Common Shares, no par value, or the Company’s Class B Non-Voting Common Shares, no par value, as applicable, for replacement awards of stock options or SARs, as applicable, on the terms of and subject to the conditions set forth in the Offer Circular, dated April 9, 2020, attached to the Schedule TO as Exhibit (a)(1)(A) and in the related Election Form and Release Agreement attached to the Schedule TO as Exhibit (a)(1)(B).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related offer materials, as previously amended and as the same may be further amended or supplemented hereafter and filed with the Commission.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option and SAR exchange program expired on May 7, 2020 at 11:59 p.m. Eastern Time. A total of 149 eligible employees participated in the exchange program. Pursuant to the terms and conditions of the exchange program, the Company accepted for exchange options and SARs with respect to an aggregate of 1,064,847 of the Company’s Class A Voting Common Shares and an aggregate of 4,305,356 of the Company’s Class B Non-Voting Common Shares, such awards representing 90% of the total number of Class A Voting Common Shares subject to awards originally eligible for exchange and 84% of the total number of Class B Non-Voting Common Shares subject to awards originally eligible for exchange. These surrendered awards were cancelled effective as of the expiration of the exchange program. In accordance with the terms of the exchange program and in exchange for such surrendered awards, the Company granted options and SARs on May 7, 2020 with respect to an aggregate of 113,158 of the Company’s Class A Voting Common Shares and an aggregate of 807,045 of the Company’s Class B Non-Voting Common Shares under the Company’s 2019 Performance Equity Incentive Plan. The per-share exercise price (or base price in the case of SARs) of each such award was $7.70 in the case of awards granted with respect to Class A Voting Common Shares and $7.13 in the case of awards granted with respect to Class B Non-Voting Common Shares, which was the closing price of the applicable class of the Company’s common shares as reported on the New York Stock Exchange on May 7, 2020.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Corii D. Berg
Corii D. Berg
General Counsel

Date: May 11, 2020